UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

JEFFREY N. SCHWARTZ, ESQ. DAVIS POLK & WARDWELL LLP 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4
1.	Names of Reporting Persons. The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,065,296 (SEE ITEM 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,065,296 (SEE ITEM 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,296
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	518439 10 4
1.	Names of Reporting Persons. Aerin Lauder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,815,824 (SEE ITEM 5)
	8.	Shared Voting Power 3,181,259 (SEE ITEM 5)
	9.	Sole Dispositive Power 5,815,824 (SEE ITEM 5)
	10.	Shared Dispositive Power 3,181,259 (SEE ITEM 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,019,721 (SEE ITEM 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.9% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) is the second amendment to the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on January 14, 2009, as amended by Amendment No. 1 filed on April 26, 2010 (the “Schedule 13D”) by The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust (the “ALZ 2008 GRAT”) and Aerin Lauder, a/k/a Aerin Lauder Zinterhofer, who is sole trustee of the ALZ 2008 GRAT (“ALZ”) (each a “Reporting Person” and together the “Reporting Persons”).

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D.  Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

Item 2.  Identity and Background

Item 3.  Source and Amount of Funds or Other Consideration

On May 25, 2010, the ALZ 2000 Revocable Trust acquired the remainder interest in the ALZ 2008 GRAT held by the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement (the “2008 Descendants Trust”) in a private transaction, pursuant to the terms of a Transfer Agreement by and among ALZ, the trustee of the ALZ 2000 Revocable Trust, the trustees of the 2008 Descendants Trust and the trustee of the ALZ 2008 GRAT (the “Transfer Agreement”) in exchange for 2,405,297 shares of Class B Common Stock of the Issuer that were held by the ALZ 2000 Revocable Trust and additional cash (the “Share Transaction”).

Item 4.  Purpose of Transaction

The Share Transaction was for investment purposes.  Neither Reporting Person currently has any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plan at any time, as it deems appropriate, and accordingly either Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B.

Item 5.  Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of May 25, 2010, the ALZ 2008 GRAT beneficially owned 5,065,296 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.  As of May 25, 2010, ALZ beneficially owned 9,019,721 shares of Class A Common Stock as follows: 528 shares of Class A Common Stock held directly by her; 22,638 shares of Class A Common Stock underlying exercisable options held directly by her; 750,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 5,065,296 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as sole trustee of the ALZ 2008 GRAT; 775,962 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the ALZ 2000 Revocable Trust; 2,405,297 shares of class A common stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT, the ALZ 2008 GRAT would beneficially own 5,065,296 shares of Class A Common Stock, which would constitute 4% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).  Assuming conversion of all such shares of Class B Common Stock beneficially owned by ALZ, ALZ would beneficially own 9,019,721 shares of Class A Common Stock, which would constitute  6.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common

Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,065,296 shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT constitute 5.6% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 23,166 shares of Class A Common Stock and the 8,996,555 shares of Class B Common Stock beneficially owned by ALZ constitute 10% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010).

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.  ALZ has sole voting and dispositive power with respect to the following: the 528 shares of Class A Common Stock held directly by her; the 750,000 shares of Class B Common Stock held directly by her; and, as sole trustee of the ALZ 2008 GRAT, the 5,065,296 shares of Class B Common Stock owned by the ALZ 2008 GRAT.  ALZ, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 2,405,297 shares of Class B Common Stock owned by the 2008 Descendants Trust.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has sole voting and dispositive power with respect to the 775,962 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.  ALZ, as grantor of the ALZ 2000 Revocable Trust, has the power to amend and revoke the trust and to direct certain distributions.

(c)  As reported in Amendment No. 1 to the Statement filed on April 26, 2010, 2,807,965 shares of Class B Common Stock of the Issuer were transferred from the Distributing Trusts to the ALZ 2000 Revocable Trust on May 21, 2010.  Neither of the Reporting Persons has had any other transactions in the Class A Common Stock that were effected during the past sixty days.

(d) ALZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 528 shares of Class A Common Stock and the 750,000 shares of Class B Common Stock held directly by her.  ALZ, as the sole trustee of the ALZ 2008 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,065,296 shares of Class B Common Stock owned by the ALZ 2008 GRAT.  ALZ, as a co-trustee of the 2008 Descendants Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,405,297 shares of Class B Common Stock owned by the 2008 Descendants Trust.  ALZ, and certain other beneficiaries of the ALZ 2008 GRAT, are entitled to certain distributions of the ALZ 2008 GRAT’s property, which may include the Class B Common Stock owned by the ALZ 2008 GRAT or dividends therefrom or the proceeds of the sale thereof.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 775,962 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.  ALZ, as a beneficiary of the ALZ 2000 Revocable Trust, has the right to receive such amounts of income and principal from the ALZ 2000 Revocable Trust as she shall request or as the trustee of the ALZ 2000 Revocable Trust shall deem advisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 hereof is incorporated by reference herein.

Pursuant to certain arrangements, as of May 25, 2010, ALZ held unvested and unexercisable stock options in respect of 3,479 shares of Class A Common Stock, scheduled to vest as follows: 1,623 on January 1, 2011; 1,206 on January 1, 2012; and 650 on January 1, 2013.  As of May 25, 2010, ALZ held restricted stock units in respect of 1,160 shares of Class A Common Stock, scheduled to vest as follows: 540 on November 1, 2010; 403 on October 31, 2011; and 217 on October 31, 2012.

Item 7.  Material to be Filed as Exhibits

Exhibit 9: List of Parties to the Stockholders’ Agreement*

Exhibit 17: Transfer Agreement*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2010

ALZ 2008 GRAT

By:	/s/ Aerin Lauder
Name: Aerin Lauder
Title: Trustee

AERIN LAUDER

By:	/s/ Aerin Lauder
Aerin Lauder

EXHIBIT INDEX
Exhibit 9	List of Parties to the Stockholders’ Agreement*

Exhibit 17	Transfer Agreement*

*	Filed herewith